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United States	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0167
Washington, D.C. 20549	Expires: October 31, 2004
Form 15	Estimated average burden hours per response.....1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-24842

Monterey Bay Bancorp, Inc.
(Exact name of registrant as specified in its charter)

567 Auto Center Drive, Watsonville, California 95076
(Address Of Principal Executive Offices)(Zip Code)

(831) 768-4800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains) None

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934 Monterey Bay Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2003

BY:	UNION BANK OF CALIFORNIA, N.A.
as successor in interest by merger to Monterey Bay Bancorp

by:	/s/ Morris. W. Hirsch
Morris W. Hirsch
Senior Vice President
and Deputy General Counsel